

February 4, 2015

Via E-mail
Lee Kwang-Goo
President and Chief Executive Officer
Woori Bank
51, Sogong-ro, Jung-gu
Seoul 100-792, Korea

      Re: **Woori Finance Holdings Co., Ltd.**
               Form 20-F for the fiscal year ended December 31, 2013
               Filed April 30, 2014
               File No. 001-31811

Dear Mr. Lee:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Christian Windsor
               For

               Suzanne Hayes
               Assistant Director